FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

GRUPO PÃO DE AÇUCAR ANNOUNCES MOVE
INTO THE WHOLESALE MARKET
(Cash & Carry)

(São Paulo, November 2, 2007). In a strategic expansion move, Grupo Pão de Açúcar and the partners of Assai Comercial e Importadora Ltda. have announced the creation of a joint venture in which Grupo Pão de Açúcar will retain a controlling 60% stake. As a result, the Group will make its first entry into cash-and-carry segment, the so called "atacarejo" (wholesale + retail in Portuguese), one of the country’s fastest-growing retail areas.

Assai is a cash-and-carry chain that has been in business for 33 years. It has a current workforce of 2,700 and owns 14 stores in the state of São Paulo – six in São Paulo city, two in Guarulhos and one each in Santos, Sorocaba, Jundiaí, Osasco, São Bernardo and Ribeirão Preto.

It has a total sales area of more than 34,000 m² and substantial sales per m² of R$ 2,650 per month, more than double the Brazilian average for the retail food segment according to ABRAS, the Brazilian Supermarket Association.

Grupo Pão de Açúcar acquired 60% of the company. The total value of the business is equivalent to 30.0% of Assai’s gross revenue in the last 12 months (approximately R$1.15 billion).

Independently and autonomously, the new business will remain under the management of the original partners, whose long-standing experience, built up over 33 years, is the main factor that has made Assai one of the country’s biggest and most important cash-and-carry chains.

The stores will continue to operate under the Assai banner and will maintain their primary strengths of low operating costs, competitive prices, attractive product mix and marketing.

“The operational leverage resulting from the characteristics of the cash-and-carry business, based on low investment cost, high sales volume and low operating costs, will allow us to boost our return on invested capital,” explained Enéas Pestana, Grupo Pão de Açúcar’s CFO.

Cash-and-carry is Brazil’s fastest-growing retail segment and Assai possesses a sustainable platform that will allow it to expand its operational base. “As a result of this transaction, we will have the opportunity of converting other types of stores to this format, fueling the Group’s growth even further”, Pestana concluded.

According to the Shareholders’ Agreement of the new association, the joint venture will have a seven-member Board of Directors, four of which nominated by Grupo Pão de Açúcar and three by the original partners. The new company’s structure will allow the results to be fully consolidated in the Group’s financial statements.

Thanks to this acquisition, Grupo Pão de Açúcar, which already operates with a variety of retail formats – supermarkets (Pão de Açúcar, Extra Perto, CompreBem and Sendas), hypermarkets (Extra), convenience stores (Extra Fácil) and a home appliance and consumer electronics chain (Extra Eletro), as well as e-commerce – has now entered the cash-and-carry segment (“atacarejo”), reinforcing its multiformat position.

The transaction is subject to certain resolutory conditions and to the determination of values set forth in the instruments executed on the date hereof. In addition, the transaction should be submitted to the approval of competition defense system authorities and CBD’s board members and shareholders, pursuant to the Company’s Bylaws.

On November 5, Grupo Pão de Açúcar will host a conference call to discuss the details regarding the acquisition.

Conference Call - English | November 5, 2007
Simultaneous translation
Time: 11:00 a.m. - US-ET (NY) | 02:00 p.m. (Brasília Time)
Dial-in: (1-973) 935-8893
Code: GPA or 9425909
Replay: (1-973) 341-3080

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 02 , 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.